  Exhibit 99.1
AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES SECOND QUARTER RESULTS

EDMONTON, ALBERTA - August 10, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for solid tumors, today announced its financial and operational results for the second quarter and six month period ended June 30, 2006.

“With the initiation of the Phase I safety trial of our lead ChimigenTM vaccine, HepaVaxx B, ViRexx now has products from each of our three platform technologies in clinical development. In addition to the clinical progress of our early stage products, our licensing partner, Unither Pharmaceuticals Inc., announced the completion of enrollment in IMPACT II, the second of two identical Phase III trials of OvaRex® MAb. This progress across multiple products advances our goal to provide innovative targeted therapeutics that offer quality of life and a renewed hope for living,” said Dr. Lorne Tyrrell, M.D., Ph.D., Chief Executive Officer and Chief Scientific Officer of ViRexx. “With the Phase III enrollment complete, our next significant milestone for the OvaRex® MAb program is the completion of a licensing, manufacturing and marketing agreement for OvaRex® MAb in the open European territories as well as filing approval in the United States.”

Operational Highlights
•
ViRexx’s licensee, Unither Pharmaceuticals, Inc. a subsidiary of United Therapeutics Corporation, announced the completion of enrollment in IMPACT II, the second of two identical OvaRex® MAb Phase III trials for treatment of late-stage ovarian cancer. IMPACT I reached full enrollment in December of 2005.

•
A Phase I safety study of the ChimigenTM vaccine, HepaVaxx B Vaccine was initiated in healthy volunteers. The single evaluation dose trial completed treatment of its target 15 healthy volunteers, subsequent to the end of the quarter. There were no significant adverse events associated with the treatment.

•	Enrollment in the Phase I trial of Occlusin™ 50 Injection in liver cancer patients continued at the Foothills Hospital in Calgary and the Toronto General Hospital.

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

The Company recorded a net loss for the three-month period ended June 30, 2006 of $3,326,002 or ($0.05) per share, as compared with a net loss of $2,008,677 or ($0.04) per share for the three-month period ended June 30, 2005. The Company reported a net loss for the six-month period ended June 30, 2006 of $5,634,649 or ($0.08) per share, as compared with $3,711,510 or ($0.07) per share, for the same period last year.

Research and development expenses for the three-month and six-month periods ended June 30, 2006, totalled $1,475,656 and $3,019,323 respectively, compared with $1,075,476 and $1,988,460 for the corresponding periods ended June 30, 2005. This difference is primarily due to additional preclinical and clinical trial costs, including toxicology testing for HepaVaxx B clinical studies and development of the Occlusin™ 500 Artificial Embolization Device. Corporate administrative expenses for the three-month period ended June 30, 2006 totaled $1,311,694 and $2,239,129 respectively, compared with $866,646 and $1,609,006 for the corresponding periods last year. The increase relates to business development activities to pursue licensing agreements for OvaRex® MAb in Europe. The Company also incurred additional stock exchange and other related fees for being listed on the American Stock Exchange and for completion of two private placements.

At June 30, 2006, the Company’s cash and cash equivalents totalled $13,210,581, as compared with $5,571,850 at December 31, 2005. The cash increase since December 31, 2005 resulted from two separate private placements. On February 16, 2006, the Company issued 10,909,090 units in a private placement financing for gross proceeds of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 CDN for a period of two years. On April 7, 2006, the Company issued 800,000 units in a private placement for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 CDN for a period of two years.

At June 30, 2006, the Company had $70,342,535 shares outstanding. The number of stock options and warrants outstanding at June 30, 2006 is $7,132,563 and $15,619,289 respectively and could generate proceeds of $29,375,995 if exercised.

Outlook
ViRexx has completed an aggressive schedule of milestones that include both corporate and clinical development events over the past nine-month period.

Q3 2005	HepaVaxx B GMP manufacturing
Q4 2005	Approval to list, and commenced trading, on AMEX
Q4 2005	Identification of preclinical Chimigen™ HCV vaccine candidates
Q4 2005	Completed enrollment of IMPACT I OvaRex® MAb Phase III
Q1-Q2 2006	Two private placements generating gross proceeds of $13,000,000
Q2 2006	Completed enrollment of OVA-Gy-18 OvaRex® MAb Phase II trial
Q2 2006	Clinical Trial Application (CTA) filing for HepaVaxx B Vaccine Phase I
Q2 2006	Completed enrollment of IMPACT II OvaRex® MAb Phase III trial
Q3 2006	Completion of treatment for HepaVaxx B Phase I

With such a broad product pipeline the Company has a number of significant upcoming milestone events that it expects to achieve prior to the end of 2006. Primary among these are the completion of a commercial agreement for OvaRex® MAb in Europe and results from the Occlusin™ 50 Injection Phase I trial. The upcoming milestone events expected for the remainder of 2006 include:

Q3 2006	Complete licensing, marketing, and manufacturing agreements for OvaRex® MAb in Europe
Q4 2006	Completion of Phase I Occlusin™ 50 Injection study
Q4 2006	File CTA for a HepaVaxx B Vaccine Phase II trial
Q4 2006	Selection of Chimigen™ HCV vaccine candidate for development
Q1 2007	File CTA for a Phase I Occlusin™ 500 Device study

About ViRexx Medical Corp.
ViRexx is a Canadian development-stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. ViRexx’s most advanced programs include product candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensee Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. Both Phase III trials completed enrollment in the first half of 2006. For additional information about ViRexx, please see www.virexx.com.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheets
As at June 30, 2006

(expressed in Canadian dollars)

	June 30, 2006 $ (Unaudited)	December 31, 2005 $

Assets

Current assets
Cash and cash equivalents	13,210,581	5,571,850
Other receivables	90,744	39,606
Prepaid expenses and deposits	343,792	166,658

	13,645,117	5,778,114

Property and equipment	524,616	518,134

Acquired intellectual property	28,613,968	29,990,097

	42,783,701	36,286,345

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,200,114	670,166

Future income taxes	-	1,168,377

	1,200,114	1,838,543

Commitments (note 3)

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 70,342,535 shares and 58,443,445 shares issued and outstanding, respectively (note 4)	52,278,279	45,989,189

Contributed surplus (note 4)	11,260,753	4,779,409

Deficit accumulated during development stage	(21,955,445)	(16,320,796)

	41,583,587	34,447,802

	42,783,701	36,286,345

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Loss and Accumulated Deficit

(expressed in Canadian dollars)

	Three-month period ended			Six-month period ended

	June 30, 2006 $ (Unaudited)	June 30, 2005 $ (Unaudited)		June 30, 2006 $ (Unaudited)	June 30, 2005 $ (Unaudited)

Revenue	-		-	-		-

Expenses
Research and development	1,475,656		1,075,476	3,019,323		1,988,460
Corporate administration	1,311,694		866,646	2,239,129		1,609,006
Depreciation and amortization	658,332		694,974	1,444,592		1,387,516
Loss on foreign exchange	7,508		19,302	12,872		37,915
Interest income	(127,188)		(53,182)	(194,820)		(106,286)
Debenture interest	-		61,116	-		76,469

	3,326,002		2,664,332	6,521,096		4,993,080

Loss before income taxes	(3,326,002)		(2,664,332)	(6,521,096)		(4,993,080)

Recovery of future income taxes	-		(655,655)	(886,447)		(1,281,570)

Net loss for the period	(3,326,002)		(2,008,677)	(5,634,649)		(3,711,510)

Accumulated deficit - Beginning of period	(18,629,443)		(10,031,997)	(16,320,796)		(8,250,419)

Premium on repurchase of shares	-		(28,894)	-		(107,639)

Accumulated deficit - End of period	(21,955,445)		(12,069,568)	(21,955,445)		(12,069,568)

		$	$		$	$

Basic and diluted loss per share	(0.05)		(0.04)	(0.08)		(0.07)

	#		#	#		#

Weighted average number of common shares outstanding	70,280,997		55,051,658	67,079,341		54,204,149

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended

	June 30, 2006 $ (Unaudited)	June 30, 2005 $ (Unaudited)	June 30, 2006 $ (Unaudited)	June 30, 2005 $ (Unaudited)

Cash provided for (used in)

Operating activities
Net loss for the period	(3,326,002)	(2,008,677)	(5,634,649)	(3,711,510)
Items not affecting cash
Debenture interest	-	55,711	-	71,064
Depreciation and amortization	658,332	694,974	1,444,592	1,387,516
Stock-based compensation	114,061	164,065	329,107	305,659
Unrealized foreign exchange loss	-	48,277	-	50,877
Future income taxes	-	(655,655)	(886,447)	(1,281,570)

	(2,553,609)	(1,701,305)	(4,747,397)	(3,177,964)

Net change in non-cash working capital items
Decrease (increase) in other receivables	25,490	(13,639)	(51,138)	58,219
Decrease (increase) in prepaid expenses and deposits	57,520	51,843	(177,134)	137,542
Increase (decrease) in accounts payable and accrued liabilities	408,565	(205,976)	529,948	(343,388)

	(2,062,034)	(1,869,077)	(4,445,721)	(3,325,591)

Financing activities
Repayment of convertible debenture and accrued interest	-	(101,177)	-	(101,177)
Issuance of share capital	1,000,000	613,094	13,104,000	1,799,183
Repurchase of shares	-	(119,388)	-	(302,375)
Restricted cash	-	659,931	-	659,000
Share issuance costs	(106,029)	(35,102)	(944,603)	(35,102)

	893,971	1,017,358	12,159,397	2,019,529

Investment activities
Proceeds on sale of property and equipment	-	10,077	-	10,077
Acquisition of property and equipment	(51,163)	(66,994)	(74,945)	(87,186)

	(51,163)	(56,917)	(74,945)	(77,109)

(Decrease) increase in cash and cash equivalents	(1,219,226)	(908,636)	7,638,731	(1,383,171)

Cash and cash equivalents - Beginning of period	14,429,807	8,988,453	5,571,850	9,462,988

Cash and cash equivalents - End of period	13,210,581	8,079,817	13,210,581	8,079,817

Cash and cash equivalents comprise
Cash on deposit	319,480	215,111	319,480	215,111
Short-term investments and deposits	12,891,101	7,864,706	12,891,101	7,864,706

	13,210,581	8,079,817	13,210,581	8,079,817